AMENDMENT TO THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
ALIGNVEST ACQUISITION CORPORATION AND THE MANAGEMENT INFORMATION
CIRCULAR DATED DECEMBER 22, 2016

JANUARY 12, 2017

The notice of special meeting of shareholders (the “Notice”) of Alignvest Acquisition Corporation (“Alignvest”) and accompanying management information circular (the “Circular”), each dated December 22, 2016, relating to the special meeting of Alignvest are revised per this amendment (the “Amendment”). As such, the Notice and the Circular should be read in conjunction with this Amendment. All capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Circular.

The revisions contained in this Amendment are the result of: (a) technical changes to provide for the approval of the Continuance (as defined below) by way of a separate special resolution (subject to dissent rights) rather than solely as part of the Arrangement; and (b) changes to the RSU Plan to conform it to Institutional Shareholder Services Inc. (“ISS”) guidelines.

Since the date of the Circular, ISS has recommended that its clients vote FOR the Arrangement.

Amendments to the Notice

Paragraph 1, item 5 is deleted and replaced with the following:

5.

conditional upon the approval of the Arrangement Resolution, to consider, and, if thought advisable, pass a special resolution by at least 66 2/3% of the votes cast by AQX Shareholders authorizing the Corporation to make an application for the continuance (the “Continuance”) of Alignvest from the laws of Ontario to the laws of British Columbia, as more particularly described in the Circular (the “Continuance Resolution”); and

6.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The second sentence of the third full paragraph at page xiii of the Notice is deleted and replaced with the following:

The full text of the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution, the Insider Subscriptions Resolution and the Continuance Resolution are set out in Appendices “A”, “G”, “I”, “K” and “M”, respectively, to the Circular.

The first and second sentences of the fourth full paragraph at page xiii of the Notice is deleted and replaced with the following:

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution, the Insider Subscriptions Resolution and the Continuance Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution, the Insider Subscriptions Resolution or the Continuance Resolution), unless waived, is required for the completion of the Arrangement.

Amendments to Frequently Asked Questions

The first and second paragraph under the subheading “What am I being asked to vote on?” on page xvi of the Circular in the section entitled “Frequently Asked Questions” are deleted and replaced with the following:

You are being asked to vote on the Arrangement Resolution to approve the Plan of Arrangement and related matters. You are also being asked, conditional on the Arrangement Resolution being approved, to vote on the DSU Plan Resolution to approve the DSU Plan, the RSU Plan Resolution to approve the RSU Plan, the Continuance Resolution to approve the continuance of Alignvest from the laws of Ontario to the laws of British Columbia, and the Insider Subscriptions Resolution to approve the potential issuance to insiders of Alignvest of Class B Shares representing over 10% of the issued and outstanding AQX Shares (to the extent such issuance exceeds 10%).

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution, the Continuance Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution, the Continuance Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement.

The following text is added to the end of the second paragraph under the subheading “How can I vote my AQX Shares?” on page xvi of the Circular in the section entitled “Frequently Asked Questions”:

The form of proxy or voting instruction form mailed to AQX Shareholders together with the original Circular will continue to be valid. AQX Shareholders may also submit the form of proxy or voting instruction form delivered with the Amendment.

The last sentence under the subheading “Does the AQX Board of Directors support the Arrangement?” on page xvi of the Circular in the section entitled “Frequently Asked Questions” is deleted and replaced with the following:

Accordingly, the AQX Board has unanimously approved the Arrangement and unanimously recommends that AQX Shareholders vote FOR the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution, the Continuance Resolution and the Insider Subscriptions Resolution.

The first sentence under the subheading “Who is entitled to vote at the Meeting and how will votes be counted?” on page xvi of the Circular in the section entitled “Frequently Asked Questions” is deleted and replaced with the following:

All AQX Shareholders as of the close of business on December 20, 2016 are entitled to vote on the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution and the Continuance Resolution at the Meeting.

The paragraph under the subheading “Am I entitled to dissent rights?” on page xvii of the Circular in the section entitled “Frequently Asked Questions” is deleted and replaced with the following:

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have a redemption right, dissent rights will only be available to AQX Shareholders in respect of the Continuance Resolution.

The paragraph under the subheading “What is the required AQX Shareholder Approval level?” on page xix of the Circular in the section entitled “Frequently Asked Questions” is deleted and replaced with the following:

The approval of the Arrangement Resolution will require the affirmative vote of not less than a simple majority of the votes cast by the AQX Shareholders present in person or represented by proxy at the Meeting, voting together as if they were a single class of shares. If the Arrangement Resolution is approved, each of the DSU Resolution, the RSU Resolution and the Insider Subscriptions Resolution will require the affirmative vote of not less than a simple majority of the votes cast by the AQX Shareholders present in person or represented by proxy at the Meeting, and the Continuance Resolution will require the affirmative vote of not less than 66 2/3% of the votes cast by the AQX Shareholders present in person or represented by proxy at the Meeting, in each case, voting together as if they were a single class of shares.

The subheading “What happens if the AQX Shareholders do not approve the DSU Plan Resolution, the RSU Plan Resolution and/or the Insider Subscriptions Resolution?” on page xx of the Circular in the section entitled “Frequently Asked Questions” is deleted and replaced with the subheading “What happens if the AQX Shareholders do not approve the DSU Plan Resolution, the RSU Plan Resolution, the Continuance Resolution and/or the Insider Subscriptions Resolution?”

The paragraph under the amended subheading “What happens if the AQX Shareholders do not approve the DSU Plan Resolution, the RSU Plan Resolution, the Continuance Resolution and/or the Insider Subscriptions Resolution?” on page xx of the Circular in the section entitled “Frequently Asked Questions” is amended by adding the following after the second sentence of such paragraph:

If the Corporation does not receive the required vote by the AQX Shareholders in favour of the Continuance Resolution and/or the number of AQX Shareholders exercising dissent rights in connection with the Continuance Resolution is too high, the Corporation and Trilogy intend to proceed with the Arrangement but with TIP Inc. remaining a corporation under the Business Corporations Act (Ontario) and seek approval of a Continuance if appropriate at a later date.

The primary effect of this would be that the ownership constraints contemplated to be part of the British Columbia constating documents would not apply. However, New Zealand law would continue to prevent acquisitions of 25% or more of the Corporation’s shares after the effective date of the Arrangement without the requisite approval under the Overseas Investment Act 2005 (New Zealand). The other differences between Ontario and British Columbia corporate law detailed in Appendix “L” of the Circular would also apply. The Continuance is highly desirable in order to facilitate compliance with New Zealand laws by TIP Inc. post-closing.

Amendments to the Circular

The following definitions are added in alphabetical order under the heading “Glossary of Terms” at page 4 of the Circular:

“Continuance” means the continuance by Alignvest from the OBCA to the BCBCA.

“Continuance Resolution” means the resolution of AQX Shareholders approving the application by Alignvest for the Continuance, substantially in the form of Appendix “M” to this Circular.

The following text is added as item (f) at the bottom of page 17 of the Circular under the heading “Introduction by Alignvest’s CEO” in the section entitled “Summary”:

(f)

conditional upon the approval of the Arrangement Resolution, to consider, and, if thought advisable, pass a special resolution by at least 66 2/3% of the votes cast by AQX Shareholders authorizing the Corporation to make an application for the continuance (the “Continuance”) of Alignvest from the laws of Ontario to the laws of British Columbia, as more particularly described in the Circular (the “Continuance Resolution”).

The following text is added following the first paragraph on page 18 of the Circular under the heading “Introduction by Alignvest’s CEO” in the section entitled “Summary”:

To be effective, the Continuance Resolution much be approved by at least 66 2/3% of the votes attached to the Class A Restricted Voting Shares and Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

The sixth paragraph on page 18 of the Circular under the heading “Introduction by Alignvest’s CEO” in the section entitled “Summary” is amended by adding the words “, THE CONTINUANCE RESOLUTION” before the words “AND THE INSIDER SUBSCRIPTIONS RESOLUTION.”

The following text is added after the last full paragraph on page 18 of the Circular under the heading “Introduction by Alignvest’s CEO” in the section entitled “Summary”:

The form of proxy or voting instruction form mailed to AQX Shareholders together with the original Circular will continue to be valid. AQX Shareholders may also submit the form of proxy or voting instruction form delivered with the Amendment.

The first paragraph on page 20 of the Circular under the heading “Purpose of the Meeting” in the section entitled “Summary” is deleted and replaced with the following:

At the Meeting, AQX Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement. The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. If so approved, the AQX Shareholders will be asked to consider and, if deemed advisable, to pass the DSU Plan Resolution, the RSU Plan Resolution, the Insider Subscriptions Resolution and the Continuance Resolution. The full texts of the DSU Plan Resolution, the RSU Plan Resolution, the Insider Subscriptions Resolution and the Continuance Resolution are set out in Appendices “G”, “I”, “K” and “M”, respectively, to this Circular.

The following text is added after the second paragraph on page 20 of the Circular under the heading “Purpose of the Meeting” in the section entitled “Summary”:

The Continuance Resolution will require the affirmative vote of at least 66 2/3% of the votes attached to the Class A Restricted Voting Shares and Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

The last paragraph on page 20 of the Circular under the heading “Purpose of the Meeting” in the section entitled “Summary” is amended by adding the words “, the Continuance Resolution” before the words “and the Insider Subscriptions Resolution” and before the words “or the Insider Subscriptions Resolution”.

The following text is added at the top of page 32 of the Circular before the heading “Subscriptions by Insiders of Alignvest” in the section entitled “Summary”:

The Continuance

Conditional upon the approval of the Arrangement Resolution, to consider, and, if thought advisable, pass a special resolution by at least 66 2/3% of the votes cast by AQX Shareholders authorizing the Continuance pursuant to the Continuance Resolution. See “Approval of Continuance”.

If the Corporation does not receive the required vote by the AQX Shareholders in favour of the Continuance Resolution and/or the number of AQX Shareholders exercising dissent rights in connection with the Continuance Resolution is too high, the Corporation and Trilogy intend to proceed with the Arrangement but with TIP Inc. remaining a corporation under the Business Corporations Act (Ontario) and seek approval of a Continuance if appropriate at a later date.

The second paragraph under the subheading “Voting of Proxies” at page 35 of the Circular is amended by adding the words “, FOR THE CONTINUANCE RESOLUTION” before the words “AND FOR THE INSIDER SUBSCRIPTIONS RESOLUTION.”

The following text is added after the first paragraph under the subheading “Voting of Proxies” at page 35 of the Circular:

The form of proxy or voting instruction form mailed to AQX Shareholders together with the original Circular will continue to be valid. AQX Shareholders may also submit the form of proxy or voting instruction form delivered with the Amendment.

The third paragraph under the subheading “Voting of Proxies” at page 35 of the Circular is amended by adding the words “and the Continuance Resolution” before the words “and the Insider Subscriptions Resolution”.

The third paragraph at page 36 of the Circular is deleted and replaced with the following:

If approved by the AQX Shareholders, the Arrangement will be carried out pursuant to section 182 of the OBCA and, as such, AQX Shareholders would typically be provided with certain dissent rights. However, given that holders of Class A Restricted Voting Shares have been provided with a redemption right, dissent rights will only be provided to AQX Shareholders in respect of the Continuance Resolution. See “Approval of Continuance – Dissent Rights” and “Redemption Rights”.

The following text is added following the fourth paragraph under the heading “Voting Shares and Principal Holders Thereof” at page 38 of the Circular:

The Continuance Resolution much be approved by 66 2/3% of the votes attached to the Class A Restricted Voting Shares and Class B Shares held by AQX Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

The following text is added following the first paragraph under the heading “Maximum Number of Common Shares Issued” at page 66 of the Circular in the section entitled “RSU Plan”:

At any given time, the number of RSUs granted to non-employee directors of TIP Inc. under the RSU Plan, in combination with all other equity awards granted to non-employee directors of TIP Inc. under any other security based compensation arrangement, shall be limited to the lesser of (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Common Shares and (ii) an annual equity award value (based on grant date fair value as determined by the TIP Inc. Board) of $150,000 per non-employee director, provided that the total value (based on grant date fair value as determined by the TIP Inc. Board) of stock options issuable to any one non-employee director in any one year period shall not exceed $100,000.

The following text is added immediately before the heading “Subscriptions by Insiders of Alignvest” at page 68 of the Circular:

APPROVAL OF CONTINUANCE

AQX Shareholders will be asked at the Meeting to consider and, if thought fit, to pass the Continuance Resolution authorizing the Continuance.

To be effective, the Continuance Resolution must be approved by at least 66 2/3% of the votes cast by AQX Shareholders present in person or represented by proxy at the Meeting. A copy of the Continuance Resolution is set out in Appendix “M” of this Circular.

If the Corporation does not receive the required vote by the AQX Shareholders in favour of the Continuance Resolution and/or the number of AQX Shareholders exercising dissent rights in connection with the Continuance Resolution is too high, the Corporation and Trilogy intend to proceed with the Arrangement but with TIP Inc. remaining a corporation under the Business Corporations Act (Ontario) and seek approval of a Continuance if appropriate at a later date.

The primary effect of this would be that the ownership constraints contemplated to be part of the British Columbia constating documents would not apply. However, New Zealand law would continue to prevent acquisitions of 25% or more of the Corporation’s shares after the effective date of the Arrangement without the requisite approval under the Overseas Investment Act 2005 (New Zealand). The other differences between Ontario and British Columbia corporate law detailed in Appendix “L” of the Circular would also apply. The Continuance is highly desirable in order to facilitate compliance with New Zealand laws by TIP Inc. after the Effective Date.

Unless otherwise directed in properly completed forms of proxy, it is the intention of individuals named in the accompanying form of proxy (and the original proxy) to vote FOR the Continuance Resolution. The AQX Board has unanimously approved the Continuance and recommends that the AQX Shareholders vote FOR the Continuance Resolution.

General

In connection with the completion of the Arrangement, Alignvest intends to apply for the discontinuance from the Province of Ontario under the OBCA and to continue under the BCBCA. AQX Shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, the Continuance Resolution authorizing the AQX Board, in its sole discretion, to file a Continuance application with the Director under the BCBCA as required in connection with the Continuance and constating documents of TIP Inc. which comply with the provisions of the BCBCA in the form attached as Appendix C hereto and Appendix “O” to the Circular (as amended by this Amendment). The Continuance will affect certain of the rights of AQX Shareholders as they currently exist under the OBCA and AQX Shareholders should consult their legal advisors regarding the implications of the Continuance which may be of importance to them. For a discussion on certain differences between the BCBCA and the OBCA, see Appendix “L”.

In order to effect the Continuance, the following steps must be taken:

(a)

AQX Shareholders must approve the Continuance Resolution at the Meeting, authorizing the Corporation to, among other things, file the continuation application with the Director appointed under the BCBCA;

(b)

the Director under the OBCA must approve the proposed Continuance under the BCBCA (by issuing an Application for Authorization to Continue to Another Jurisdiction, which application must be accompanied by the consent of the Ontario Ministry of Finance and the consent of the OSC), upon being satisfied that the Continuance will not adversely affect creditors or shareholders of the Corporation;

(c)	the Corporation must apply to the registrar appointed under the BCBCA for a Certificate of Continuance; and

(d)	the Corporation must file a copy of the certificate of Continuance under the BCBCA with the Director under the OBCA to confirm that the Continuance has been completed.

Effect of the Continuance

Upon issuance of a Certificate of Continuance for Alignvest under the BCBCA, Alignvest will cease to be a corporation governed by the OBCA and will be governed by the BCBCA. The Continuance does not create a new legal entity and will not prejudice or affect the continuity of Alignvest. The Continuance will not result in any change in the business of Alignvest. Upon the completion of the Continuance, there is no change in: (i) the ownership of corporate property; (ii) liability for obligations; (iii) the existence of a cause of action, claim or liability to prosecution; (iv) enforcement against Alignvest of any civil, criminal or administrative proceedings pending; or (v) the enforceability of any conviction or judgment against or in favour of Alignvest.

Certain Corporate Differences Between the BCBCA and the OBCA

For a discussion on certain differences between the BCBCA and the OBCA, refer to Appendix “L”.

Right to Dissent

Section 185 of the OBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes.

Registered AQX Shareholders have been provided with the right to dissent in respect of the Continuance Resolution in the manner provided in section 185 of the OBCA (“Dissent Rights”).

Given the presence of the redemption rights attached to the Class A Restricted Voting Shares, which are substantially simpler than the Dissent Rights procedurally, it is not recommended that AQX Shareholders exercise the Dissent Rights without very careful consideration.The following summary is qualified in its entirety by the provisions of section 185 of the OBCA.

Any registered AQX Shareholder who validly exercises Dissent Rights (a “Dissenting Shareholder”), may be entitled, in the event the Continuance becomes effective, to be paid by the Corporation the fair value of the AQX Shares held by such Dissenting Shareholder, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Continuance Resolution was adopted. A Dissenting Shareholder will not be entitled to any other payment or consideration, including any Consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such AQX Shares.

Section 185 of the OBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the AQX Shares held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that a registered AQX Shareholder may exercise the Dissent Rights only in respect of AQX Shares that are registered in that AQX Shareholder’s name.

In many cases, AQX Shares beneficially owned by an AQX Shareholder are registered either: (a) in the name of an intermediary, or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant. Accordingly, a beneficial holder of AQX Shares will not be entitled to exercise its Dissent Rights directly (unless the AQX Shares are re-registered in the beneficial holder’s name). A beneficial holder of AQX Shares who wishes to exercise Dissent Rights should immediately contact the intermediary with whom such holder deals in respect of its AQX Shares and either: (i) instruct the intermediary to exercise the Dissent Rights on the beneficial holder’s behalf (which, if the AQX Shares are registered in the name of CDS Clearing and Depositary Services Inc. or other clearing agency, may require that such AQX Shares first be re- registered in the name of the intermediary), or (ii) instruct the intermediary to re-register such AQX Shares in the name of the beneficial holder, in which case the beneficial holder would be able to exercise the Dissent Rights directly.

A registered AQX Shareholder who wishes to dissent must provide a written notice of dissent (the “Dissent Notice”) to the Corporation at 100 King Street West, Suite 7050, Toronto, Ontario, M5X 1C7, Attention: Andre Mousseau, Chief Operating Officer, to be received no later than the time of the Meeting. Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a registered AQX Shareholder of the right to vote at the Meeting. No registered AQX Shareholder who has voted FOR the Continuance Resolution shall be entitled to exercise Dissent Rights with respect to its AQX Shares. A vote against the Continuance Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Continuance Resolution does not constitute a Dissent Notice, but a registered AQX Shareholder need not vote its AQX Shares against the Continuance Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Continuance Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered AQX Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Continuance Resolution, should be validly revoked in order to prevent the proxyholder from voting such AQX Shares in favour of the Continuance Resolution and thereby causing the registered AQX Shareholder to forfeit its Dissent Rights.

Within ten days after the AQX Shareholders adopt the Continuance Resolution, the Corporation (or, if such date is after the Effective Date, TIP Inc.) is required to notify each Dissenting Shareholder that the Continuance Resolution has been adopted. Such notice is not required to be sent to any AQX Shareholder who voted FOR the Continuance Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty days after receipt of notice that the Continuance Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty days after learning that the Continuance Resolution has been adopted, send to the Corporation (or, if such date is after the Effective Date, TIP Inc.), care of the Transfer Agent at its Toronto office located at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, a written notice containing his or her name and address, the number of AQX Shares in respect of which such AQX Shareholder dissents (the “Dissenting Shares”), and a demand for payment of the fair value of such AQX Shares (the “Demand for Payment”). Within thirty days after sending a Demand for Payment, the Dissenting Shareholder must send to the Corporation (or, if such date is after the Effective Date, TIP Inc.), care of the Transfer Agent, certificates representing the AQX Shares in respect of which such AQX Shareholder dissents. The Corporation (or, if such date is after the Effective Date, TIP Inc.) will or will cause the Transfer Agent to endorse on the applicable AQX Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such AQX Share certificates to the Dissenting Shareholder.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA may result in the loss of any right to dissent. For greater certainty, validly exercised Dissent Rights shall continue to apply to the Common Shares after the Effective Date.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as an AQX Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares held by such Dissenting Shareholder, except where: (i) the Dissenting Shareholder withdraws its Dissent Notice before the Corporation (or, after the Effective Date, TIP Inc.) makes an offer to pay (an “Offer to Pay”), or (ii) the Corporation (or, after the Effective Date, TIP Inc.) fails to make an Offer to Pay and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder’s rights as an AQX Shareholder will be reinstated as of the date of the Demand for Payment.

The Corporation (or, after the Effective Date, TIP Inc.) is required, not later than seven days after the later of the date on which the Continuance Resolution is passed or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the AQX Board (or, after the Effective Date, the TIP Inc. Board) to be the fair value of the AQX Shares (or, after the Effective Date, Common Shares), accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for AQX Shares (or, after the Effective Date, Common Shares) of the same class must be on the same terms. The Corporation (or, after the Effective Date, TIP Inc.) must pay for the Dissenting Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Corporation (or, after the Effective Date, TIP Inc.) does not receive an acceptance within thirty days after the Offer to Pay has been made.

If the Corporation (or, after the Effective Date, TIP Inc.) fails to make an Offer to Pay for Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Corporation (or, after the Effective Date, TIP Inc.) may, within fifty days after the date on which the Continuance Resolution is passed or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Corporation (or, after the Effective Date, TIP Inc.) fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

If the Corporation (or, after the Effective Date, TIP Inc.) or a Dissenting Shareholder makes an application to court, the Corporation (or, after the Effective Date, TIP Inc.) will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Corporation (or, after the Effective Date, TIP Inc.) in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Continuance Resolution was passed until the date of payment.

The foregoing is only a summary of the provisions of the OBCA regarding the rights of Dissenting Shareholders, which are technical and complex. AQX Shareholders are urged to review a complete copy of section 185 of the OBCA, attached hereto as Appendix N, and those AQX Shareholders who wish to exercise Dissent Rights are also advised to seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of their Dissent Rights.

The text of Appendix A to this Amendment is added as Appendix “M” to the Circular and the text of Appendix B to this Amendment is added as Appendix “N” to the Circular and the text of Appendix C to this Amendment is added as Appendix “O” to the Circular.

Appendix A

APPENDIX “M” – CONTINUANCE RESOLUTION

BE IT RESOLVED THAT:

1.

The continuance of Alignvest Acquisition Corporation (“Alignvest”), a corporation existing under the laws of the Province of Ontario, to the Province of British Columbia, all as more particularly described and set forth in the management information circular (the “Circular”) of Alignvest dated December 22, 2016 as amended on January 12, 2017, is hereby authorized, approved and adopted and Alignvest is hereby authorized to apply to the Director under the Business Corporations Act (Ontario) for authorization to be continued as if it had been constituted under the Business Corporations Act (British Columbia) (the “BCBCA”), and to continue its existence under the BCBCA (the “Continuance”).

2.

Alignvest is hereby authorized to make application to the Registrar of Companies (British Columbia) for a Certificate of Continuation continuing Alignvest as if it had been incorporated under the BCBCA.

3.

Conditional upon the Continuance becoming effective, Alignvest hereby approves and adopts, in substitution for the existing Articles of Incorporation, as amended, and by-laws of Alignvest, the Notice of Articles and Articles substantially in the form attached as Appendix “O” to the Circular, and all amendments to the aforesaid Articles of Incorporation, as amended, and by-laws reflected therein are approved.

4.

Any one officer or director of Alignvest is authorized and directed, for and on behalf of Alignvest, to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A - 1

Appendix B

APPENDIX “N” – DISSENT RIGHTS UNDER S. 185 OF THE OBCA

Rights of dissenting shareholders
                  185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem
                  (2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares
                  (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception
                  (3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value
                  (4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent
                  (5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection
                  (6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem
                  (7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution
                  (8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem
                  (9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value
                  (10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in
                  (11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem
                  (12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate
                  (13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder
                  (14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same
                  (14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

	(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

	(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same
                  (14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay
                  (15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem
                  (16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem
                  (17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value
                  (18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem
                  (19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem
                  (20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs
                  (21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders
                  (22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given, (a) has sent to the corporation the notice referred to in subsection (10); and (b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined
                  (23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem
                  (24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers
                  (25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order
                  (26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest
                  (27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay
                  (28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem
                  (29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem
                  (30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order
                  (31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear
                  (32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

Appendix C

APPENDIX “O” – NOTICE OF ARTICLES AND ARTICLES

(See attached.)

C - 1

NOTICE OF ARTICLES

A.	NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

TRILOGY INTERNATIONAL PARTNERS INC.

B.	TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

not applicable

C.	DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

	DELIVERY ADDRESS INCLUDING	MAILING ADDRESS INCLUDING
LAST NAME FIRST NAME MIDDLE NAME	PROVINCE/STATE, COUNTRY AND	PROVINCE/STATE, COUNTRY AND
	POSTAL/ ZIP CODE	POSTAL/ ZIP CODE
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Stanton, John	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Horwitz, Bradley	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Gillespie, Theresa	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Satchu, Reza	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Mohamed, Nadir	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Lacavera, Anthony	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
	Suite 400, 155 – 108th Avenue	Suite 400, 155 – 108th Avenue
Kroloff, Mark	NE, Bellevue, Washington, USA	NE, Bellevue, Washington, USA
	98004	98004
D. REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE)
Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3

MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE)
Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3

E. RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)
Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3

MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)
Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3

Rev. 2005/3/10
FORM 16 – Leitch Systems Design Inc. – Approved July 7, 2005	NOA Page 1
Adapted and reprinted with permission of the Province of British Columbia – © 2004

F. AUTHORIZED SHARE STRUCTURE
Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
	MAXIMUM NUMBER OF SHARES AUTHORIZED OR NO MAXIMUM NUMBER	PAR VALUE OR WITHOUT PAR VALUE	TYPE OF CURRENCY	YES/NO
Common	no maximum number	without par value	n/a	Yes
Special Voting	one (1)	without par value	n/a	Yes

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

ARTICLES

of

TRILOGY INTERNATIONAL PARTNERS INC.

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Certificate of Continuation No. _______________________

BUSINESS CORPORATIONS ACT

ARTICLES of

TRILOGY INTERNATIONAL PARTNERS INC.

ARTICLE 1
INTERPRETATION

1.1                   Definitions. In these Articles, unless the context otherwise requires:

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Class C Units” means the Class C units issued by Trilogy, which units shall be redeemable for Common Shares and/or cash in accordance with the Class C Unit Redemption Rights;

“Common Shareholders” means the holders from time to time of Common Shares;

“Common Shares” means the common shares in the capital of the Company;

“legal personal representative” means the personal or other legal representative of the shareholder;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“seal” means the seal of the Company, if any;

“Statutory Rights” means the right of a holder of voting shares pursuant to sections 46, 48-49, 167, 186, 227 and 233(1) of the Business Corporations Act;

“Trilogy” means Trilogy International Partners LLC, a limited liability company formed under the laws of the State of Washington;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended); and

“Unitholders” means the holders from time to time of Class C Units.

1.2                   Business Corporations Act and Interpretation Act Definitions Applicable. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

ARTICLE 2
SHARES AND SHARE CERTIFICATES

2.1                   Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2                   Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3                   Shareholder Entitled to Certificate or Acknowledgement. Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4                   Delivery by Mail. Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5                   Replacement of Worn Out or Defaced Certificate or Acknowledgement. If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6                   Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement.  If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7                   Splitting Share Certificates. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8                   Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9                   Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3
ISSUE OF SHARES

3.1                   Directors Authorized. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2                   Commissions and Discounts. The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3                   Brokerage. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4                   Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5                   Share Purchase Warrants and Rights. Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4
SHARE REGISTERS

4.1                   Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2                   Closing Register. The Company must not at any time close its central securities register.

ARTICLE 5
SHARE TRANSFERS

5.1                   Registering Transfers. A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)

if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2                   Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3                   Transferor Remains Shareholder. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4                   Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5                   Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6                   Transfer Fee. There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6
TRANSMISSION OF SHARES

6.1                   Legal Personal Representative Recognized on Death. In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2                   Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

ARTICLE 7
PURCHASE OF SHARES

7.1                   Company Authorized to Purchase Shares. Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2                   Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3                   Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may cancel, sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

ARTICLE 8
BORROWING POWERS

8.1                   Borrowing Powers. The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9
ALTERATIONS

9.1                   Alteration of Authorized Share Structure. Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

	(i)	decrease the par value of those shares; or

	(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2                   Special Rights and Restrictions. Subject to the Business Corporations Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3                   Change of Name. The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4                   Other Alterations. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10
MEETINGS OF SHAREHOLDERS

10.1                 Annual General Meetings. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2                 Resolution Instead of Annual General Meeting. If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3                 Calling of Meetings of Shareholders. The directors may, whenever they think fit, call a meeting of shareholders, which meetings may be held in or outside the Province of British Columbia or at any place in or outside Canada.

10.4                 Notice for Meetings of Shareholders. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, ten (10) days and not more than fifty (50) days before the meeting.

10.5                 Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6                 Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7                 Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8                 Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

	(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

	(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1                 Special Business. At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

	(i)	business relating to the conduct of or voting at the meeting;

	(ii)	consideration of any financial statements of the Company presented to the meeting;

	(iii)	consideration of any reports of the directors or auditor;

	(iv)	the setting or changing of the number of directors;

	(v)	the election or appointment of directors;

	(vi)	the appointment of an auditor;

	(vii)	the setting of the remuneration of an auditor;

	(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

	(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2                 Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3                 Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold shares to which are attached at least 20% of the votes attached to all of the issued shares of the Company entitled to voting rights at the meeting.

11.4                 One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5                 Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6                 Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7                 Lack of Quorum. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8                 Lack of Quorum at Succeeding Meeting. If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9                 Chair. The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10              Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11              Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12              Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13              Decision by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. Notwithstanding the foregoing, for so long as the Special Voting Share is issued and outstanding, every motion put to a vote at a meeting of shareholders will be decided on a poll.

11.14              Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15              Motion Need Not be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16              Casting Vote. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17              Manner of Taking Poll. Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

	(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18              Demand for Poll on Adjournment. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19              Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20              Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21              Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22              Demand for Poll Not to Prevent Continuance of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23              Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24              Meeting by Telephone or Other Communications Medium. A shareholder or proxy holder may participate in a meeting of the shareholders in person or by telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders or proxy holders who wish to participate in the meeting agree to such participation. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

ARTICLE 12
VOTES OF SHAREHOLDERS

12.1                 Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy. Notwithstanding the foregoing, for so long as the Special Voting Share is issued and outstanding and is entitled to vote on the matter, the holder of the Special Voting Share shall have the number of votes attached to the Special Voting Share pursuant to Article 28.3(2).

12.2                 Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3                 Votes by Joint Holders. If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4                 Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5                 Representative of a Corporate Shareholder. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6                 Proxy Provisions Do Not Apply to All Companies. Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7                 Appointment of Proxy Holders. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8                 Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9                 When Proxy Holder Need Not Be Shareholder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10              Deposit of Proxy. A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11              Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12              Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the “Company”)

                        The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment or postponement of that meeting.

                         Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _________________________.

                         Signed this __________day of ______________________, __________.

(Signature of shareholder)

(Name of shareholder - printed)

12.13              Revocation of Proxy. Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14              Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15              Production of Evidence of Authority to Vote. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13
DIRECTORS

13.1                 First Directors; Number of Directors. The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4.

13.2                 Change in Number of Directors. If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3                 Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4                 Qualifications of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5                 Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6                 Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7                 Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8                 Gratuity, Pension or Allowance on Retirement of Director. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

14.1                 Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2                 Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3                 Failure to Elect or Appoint Directors. If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4                 Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5                 Directors May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6                 Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7                 Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8                 Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9                 Ceasing to be a Director. A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10              Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11              Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable or similar offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15
POWERS AND DUTIES OF DIRECTORS

15.1                 Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2                 Appointment of Attorney of Company. The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1                 Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2                 Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3                 Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4                 Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5                 Director Holding Other Office in the Company. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6                 No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7                 Professional Services by Director or Officer. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8                 Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17
PROCEEDINGS OF DIRECTORS

17.1                 Meetings of Directors. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2                 Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3                 Chair of Meetings. The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

	(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

	(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

	(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4                 Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5                 Calling of Meetings. A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6                 Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7                 When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8                 Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9                 Waiver of Notice of Meetings. Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10              Quorum. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11              Validity of Acts Where Appointment Defective. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12              Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18
EXECUTIVE AND OTHER COMMITTEES

18.1                 Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2                 Appointment and Powers of Other Committees. The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

	(i)	the power to fill vacancies in the board of directors;

	(ii)	the power to remove a director;

	(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

	(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3                 Obligations of Committees. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4                 Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5                 Committee Meetings. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19
OFFICERS

19.1                 Directors May Appoint Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2                 Functions, Duties and Powers of Officers. The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3                 Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4                 Remuneration and Terms of Appointment. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20
INDEMNIFICATION

20.1                 Definitions. In this Article 20:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

	(i)	is or may be joined as a party; or

	(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

20.2                 Mandatory Indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3                 Indemnification of Other Persons. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4                 Non-Compliance with Business Corporations Act. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 20.

20.5                 Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21
DIVIDENDS

21.1                 Payment of Dividends Subject to Special Rights. The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2                 Declaration of Dividends. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3                 No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4                 Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5                 Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6                 Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7                 When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.

21.8                 Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9                 Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10               Dividend Bears No Interest. No dividend bears interest against the Company.

21.11               Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12               Payment of Dividends. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13               Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

ARTICLE 22
DOCUMENTS, RECORDS AND REPORTS

22.1                 Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2                 Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 23
NOTICES

23.1                 Method of Giving Notice. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

	(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

	(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)

as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

23.2                 Deemed Receipt of Mailing. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3                 Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4                 Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5                 Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

ARTICLE 24
SEAL AND EXECUTION OF DOCUMENTS

24.1                 Who May Attest Seal. Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2                 Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3                 Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4                 Execution of Documents Generally. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

ARTICLE 25
PROHIBITIONS

25.1                 Definitions. In this Article 25:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

	(i)	is not a debt security, and

	(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2                 Application. Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3                 Consent Required for Transfer of Shares or Designated Securities. No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

ARTICLE 26
EXERCISE OF STATUTORY RIGHTS

26.1                 Statutory Rights. Wherever and to the extent that the Business Corporations Act confers a Statutory Right, the Company acknowledges and agrees that each Unitholder is entitled to the benefit of such Statutory Right directly, as if it was the registered holders of the shares of the Company receivable upon the redemption of the Class C Unit owned of record by the Unitholder pursuant to Trilogy LLC Agreement;

26.2                 Entitlement to Direct Exercise of Statutory Right. If a Unitholder wishes to exercise a Statutory Right directly, it shall give written notice to this effect to the Company, accompanied by evidence that the Unitholder is a registered owner of Class C Units. Provided that such evidence is satisfactory to the Company, acting reasonably, the Company will permit the Unitholder to exercise such Statutory Right directly, to the maximum extent possible, as if the Unitholder was the registered owner of the shares of the Company receivable upon the redemption of the Class C Unit owned of record by such Unitholder pursuant to the Trilogy LLC Agreement.

26.3                 Termination of Statutory Rights. All of the rights of a Unitholder with respect to the Statutory Rights shall be deemed to be surrendered by the Unitholder to the Company and such Statutory Rights shall cease immediately upon the Unitholder no longer holding Class C Units.

ARTICLE 27
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE COMMON SHARES

Subject to Article 29, the rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

27.1                 Dividends. The holders of Common Shares shall be entitled, as such, to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

27.2                 Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after CDN$1.00 is distributed to the holder of the Special Voting Share. Upon payment of the amount so payable to them as provided above, the holders of the Common Shares shall not be entitled to share in any further distribution of the property or assets of the Company.

27.3                 Voting Rights

(a)

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company. Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Common Shares and the Special Voting Share shall vote together as if they were a single class of shares.

(c)

Except as explicitly required by the Business Corporations Act, or by law, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Company to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

ARTICLE 28
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE SPECIAL VOTING SHARE

Subject to Article 29, the rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

28.1              Definitions. Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Class C Unit Redemption Rights” means the redemption rights attaching to the Class C Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Trilogy (as it may be amended);

(b)

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited or limited liability partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, trustee, executor, administrator or other legal representative, stock exchange, a governmental entity or other entity, whether or not having legal status; and

(c)

“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities or outstanding votes are directly or indirectly owned by such person, or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership).

28.2              Dividends. No holder of the Special Voting Share shall be entitled, as such, to receive dividends and the Company shall not pay dividends thereon.

28.3              Voting Rights.

(1)	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)

Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Company and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Company.

(b)

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Company which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Company to its Common Shareholders relating to Meetings and any Consents sought by the Company from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

(2)	Number of Votes

(a)

With respect to any Meeting or Consent, the Special Voting Share shall entitle the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the redemption of all Class C Units outstanding from time to time (other than Class C Units held by the Company or its Subsidiaries, if any) in the manner set forth in the Class C Unit Redemption Rights.

(b)

The determination of the number of votes attached to the Special Voting Share calculated in accordance with Article 28.3(2)(a) shall be made as of the record date established by the Company or by the Business Corporations Act for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is effective.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Article 28.3(2)(a) shall be rounded down to the nearest whole number.

(3)	Class Voting.

(a)	Except as provided in the Business Corporations Act, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

(b)

Except as explicitly required by the Business Corporations Act, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend these Articles to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled under Article 28.4 below; or (iii) create a new class of shares equal or superior to the Special Voting Share.

28.4              Redemption. The Special Voting Share shall not be subject to redemption, except that at such time as no Class C Units (other than Class C Units owned by the Company and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to CDN$1.00 due and payable to the holder of the Special Voting Share upon such redemption.

28.5              Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive CDN$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

ARTICLE 29
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE
COMMON SHARES AND TO THE SPECIAL VOTING SHARE

The rights, privileges, restrictions and conditions attaching to the Common Shares in Article 27 above, and the rights, privileges, restrictions and conditions attaching to the Special Voting Share in Article 28 above, are subject to the following:

29.1              Definitions. Where used in this Article 29, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Affiliate” means, with respect to any Person, (a) that is not a natural person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and (b) that is a natural person, any (i) Immediate Family Member of such person, or (ii) a trust the beneficiaries of which, or any corporation, limited or unlimited liability company or partnership, the majority stockholders, members or partners of which, include only such person or such person’s Immediate Family Members. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by,” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Effective Date” means •;

(c)

“Immediate Family Member” means, as to any natural person, the current or any former spouse (defined to include a putative spouse of such person or any natural person with whom such person is or has been in a marital-like relationship where both parties cohabitate with knowledge that they are not lawfully married) of such person, any lineal descendant (defined to include any adopted children) of such person or such current or former spouse, any sibling or parent of such person, or any lineal descendant (including adopted children) of a sibling of such person;

(d)

“Independent Directors of the Company” means those directors of the Company who are not employees, officers, managers or partners of the Company or any of its affiliates, and who are not holders of any Class C Units or employees, officers, managers, partners or Affiliates of any holder of Class C Units, and who have been determined to be independent directors of the Company by the board of directors of the Company;

(e)

“Person” means any individual, corporation, partnership, firm, joint venture, association, limited or unlimited liability company, joint stock company, trust, estate, unincorporated organization, governmental authority, or other entity; and

(f)

“Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the Board of Directors), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board of Directors) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on the Effective Date) of Trilogy and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on the Effective Date) of the Company, assuming that all of the after-tax net proceeds to be received by Trilogy and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy and the Company.

29.2              Voting of Common Shares and Special Voting Share on Proposed Sale Transaction. Notwithstanding anything to the contrary contained in Article 27 and Article 28 of these Articles, in addition to any other required approvals, if any Class C Units (as constituted on the close of business on the Effective Date) of Trilogy would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company, be subject to the approval of the holders of the Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

29.3              Amendment. The provisions of this Article 29 may only be amended with the approval of the holders of the Common Shares and, if the Special Voting Share is outstanding, the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

ARTICLE 30
OWNERSHIP AND VOTING RESTRICTIONS

30.1              Definitions. Where used in this Article 30, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(a)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;

(b)	the power to control the composition of 25% or more of the board of directors of the Company; or

(c)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company;

“associate” has the meaning set forth in the Overseas Investment Act 2005;

“Contravening Shareholder” has the meaning set forth in Article 30.5;

“Directors’ determination” and similar expressions mean a determination made by the Directors of the Company in accordance with Article 30.11;

“Contravention Notice” has the meaning set forth in Article 30.8;

“excess securities” means securities of the Company, beneficially owned or controlled in contravention of the New Zealand Ownership Constraint;

“Minister” has the meaning set forth in the Overseas Investment Act 2005;

“New Zealand Ownership Constraint” has the meaning set forth in Article 30.4;

“Overseas Investment Act 2005” means the Overseas Investment Act 2005 (New Zealand) as amended from time to time;

“overseas investment in significant business assets” has the meaning set forth in the Overseas Investment Act 2005;

“overseas person” has the meaning set forth in the Overseas Investment Act 2005;

“Overseas Shareholder” has the meaning set forth in Article 30.4;

“OIO Consent” has the meaning set forth in paragraph (a) of Article 30.19;

“security” has the meaning set forth in the Overseas Investment Act 2005;

“shareholder default” has the meaning set forth in paragraph (d) of Article 30.8;

“shareholder’s declaration” means a declaration made in accordance with Article 30.15; and

“suspension” has the meaning set forth in Article 30.7 and “suspend”, “suspended” and similar expressions have corresponding meanings.

30.2              Inconsistencies. Any provision of this Article 30 that may be read in a manner that is inconsistent with the Overseas Investment Act 2005 shall be read so as to be consistent therewith.

30.3              Application to Proxies. For greater certainty, no person is presumed to be an associate of any other person for purposes of this Article 30 solely by reason that one of them has given the other the power to vote or direct the voting of voting securities of a class of voting securities at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

30.4              Ownership Constraint. An overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company, in each case, without complying with Article 30.19 (the foregoing prohibition is referred to in this Article 30 as the “New Zealand Ownership Constraint”).

30.5              Contravening Shareholder. In the event that it appears from the central securities register of the Company that, or in the event of a Directors’ determination that, there is a contravention of the New Zealand Ownership Constraint by an Overseas Shareholder (a “Contravening Shareholder”), the Company may refuse to:

(a)	accept any subscription for securities of the Company from the Contravening Shareholder;

(b)	issue any securities of the Company to the Contravening Shareholder;

(c)	register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or

(d)	purchase or otherwise acquire any securities of the Company, except as provided herein.

30.6              Contravention Notice. In the event of a Directors’ determination that there is a contravention of the New Zealand Ownership Constraint by a Contravening Shareholder, the Company shall send a Contravention Notice to such Contravening Shareholder.

30.7              Suspension. The Company may, by Director’s determination, suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to any excess securities of the Company beneficially owned, or controlled, or considered by this Article 30 or the Overseas Investment Act 2005, to be beneficially owned, or controlled, by the Contravening Shareholder.

30.8              Notice. Any notice (a “Contravention Notice”) required to be sent to the Contravening Shareholder pursuant to Article 30.6 :

(a)

shall specify in reasonable detail the nature of the contravention of the New Zealand Ownership Constraint, the number of securities of the Company determined to be excess securities and the consequences of the contravention specified in this Article 30;

(b)	shall request an initial or further shareholder’s declaration; and

(c)

shall specify a date, which shall be not less than 30 days, after the date of the disposition notice, by which the excess securities are to be sold or otherwise disposed of by the Contravening Shareholder unless the Contravening Shareholder complies with Article 30.19;

(d)	shall state that unless the Contravening Shareholder:

(i)

sells or otherwise disposes of the excess securities by the date specified in the Contravention Notice on a basis that does not result in any contravention of the New Zealand Ownership Constraint and provides to the Company, in addition to the shareholder’s declaration requested pursuant to paragraph (b) of this Article 30.8, written evidence satisfactory to the Company of such sale or other disposition;

(ii)

provides to the Company, in addition to the shareholder’s declaration requested pursuant to paragraph (b) of this Article 30.8, written evidence satisfactory to the Company that no such sale or other disposition of excess securities is required; or

(iii) has complied with Article 30.19,

such default (a “shareholder default”) shall result in the continued suspension of the Contravening Shareholder’s voting rights pursuant to Article 30.7.

30.9              Written Evidence from Contravening Shareholder. In the event that, following the sending of a Contravention Notice, written evidence is submitted to the Company for purposes of subparagraph (d)(ii) of Article 30.8, the Company shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 30 days after the receipt thereof stating whether the evidence has or has not satisfied the Company that no sale or other disposition of excess securities is required. If the evidence has so satisfied the Company, such contravention notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied the Company, such second notice shall reiterate the statements required to be made in such disposition notice pursuant to paragraphs (c) and (d) of Article 30.8. In either case, the 30 day period referred to in paragraph (c) of Article 30.8 shall be automatically extended to 30 days following the date of the second notice.

30.10           Consequences. Notwithstanding any other provision of this Article 30, a contravention of the New Zealand Ownership Constraint shall have no consequences under these articles except those that are expressly provided for in this Article 30. For greater certainty but without limiting the generality of the foregoing:

(a)	no transfer, issue or ownership of, and no title to, securities of the Company;

(b)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors’ determination under Article 30.7); and

(c)	no act of the Company, including any transfer of property to or by the Company;

shall be invalid or otherwise affected by any contravention of the New Zealand Ownership Constraint or the failure by the Company to suspend any rights of a Contravening Shareholder pursuant to Article 30.7.

30.11              Director Determinations. The Directors shall make any Directors’ determination contemplated by this Article 30:

(a)	after the relevant shareholder’s declarations have been requested and received by the Company, only:

	(i)	on a basis consistent with those shareholder’s declarations; or

(ii)

if the Directors are of the opinion that the shareholder’s declarations do not contain adequate or accurate information, if the Directors believe and have reasonable grounds for believing that they will not be provided with shareholder’s declarations that do contain adequate and accurate information; or

(b)

whether or not any shareholder’s declaration has been requested or received by the Company, only if the Directors believe and have reasonable grounds for believing that they have sufficient information to make the determination, that the consequences of the Directors’ determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder’s declaration.

30.12           Reliance on Information. In administering the provisions of this Article 30, including, without limitation, in making any Directors’ determination in accordance with Article 30.11 or otherwise, the Directors may rely on any information on which the Directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Directors may rely upon any shareholder’s declaration, the securities register of the Company, the knowledge of any director, officer or employee of the Company or any advisor to the Company and the opinion of counsel to the Company.

30.13           Director Liability. In administering the provisions of this Article 30, including, without limitation, in making any Directors’ determination, the Directors shall act honestly and in good faith. Provided that the Directors so act, they shall not be liable to the Company and neither they nor the Company shall be liable to any holder or beneficial owner of securities of the Company or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Article 30.

30.14           Directors’ Resolution. Any Directors’ determination required or contemplated by this Article 30 shall be expressed and conclusively evidenced by a resolution duly adopted.

30.15           Compliance. For purposes of monitoring the compliance with and of enforcing the provisions of this Article 30, the Directors may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Company or its registrar and transfer agent a completed shareholder’s declaration. The Directors shall determine from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

30.16           Content of Shareholder’ Declaration. A shareholder’s declaration shall be in the form from time to time determined by the Directors pursuant to Article 30.15 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to:

(a)	whether the person is the beneficial owner of or controls particular securities of the Company or whether any other person is the beneficial owner of or controls those securities; and

(b)	whether the person or any other beneficial owner of the securities of the Compay is or is not an overseas person pursuant to the Overseas Investment Act 2005.

30.17           Term. The provisions of this Article 30 shall cease to be binding on the Company and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in Two Degrees Mobile Limited and no longer holds an overseas investment in significant business assets.

30.18           Delegation. No power of the Directors hereunder may be delegated to any committee, person or persons, despite anything to the contrary contained in these Articles.

30.19           Consent. Notwithstanding any other provision of this Article 30, an Overseas Shareholder (the “Applying Shareholder”) may acquire a 25% or more ownership or control interest in the Company or increase the Applying Shareholder’s existing 25% or more ownership or control interest in the Company, if, prior to making such acquisition:

(a)

the Applying Shareholder has made an application for consent (the “OIO Consent”) to acquire a 25% or more ownership or control interest in the Company or increase the Applying Shareholder’s existing 25% or more ownership or control interest in the Company, as the case may be, in accordance with the Overseas Investment Act 2005; and

(b)	the OIO Consent has been granted by the applicable Minister.

30.20           Underwriter Exemption. Notwithstanding any other provision of this Article 30, the provisions of this Article 30 shall not apply in respect of any person holding securities as underwriter (as defined in the Securities Act (British Columbia) as amended from time to time) in the course of a distribution of securities of the Company.

30.21           Other Laws. Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Board of Directors, with the approval in writing of at least 75% of all of the Directors, may elect to apply any or all of the provisions of this Article 30, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

ARTICLE 31
ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

31.1              Nomination Procedures. Subject only to the Business Corporations Act, regulations, Applicable Securities Law and articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)

by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 31 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article 31.

31.2              Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of the Company in accordance with this Article 31.

31.3              Manner of timely notice. To be timely, a Nominating Shareholder’s notice under this Article 31 must be given:

(a)

in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

31.4              Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice under this Article 31 must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(b)

as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws,

(c)

References to “Nominating Shareholder” in this Article 31 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

31.5              Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required under this Article 31 to be provided in such notice shall be true and correct as of the record date for the meeting.

31.6              Power of the chairman. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

31.7              Delivery of notice. Notwithstanding any other provision of these articles, notice given to the General Counsel of the Company pursuant to this Article 31 may only be given by personal delivery, facsimile transmission or by email (provided that the General Counsel of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the General Counsel of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

31.8              Waiver. Notwithstanding the foregoing, the board may, in its sole discretion, waive any or all requirements in this Article 31.

31.9              Definitions. For purposes of this Article 31,

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(b)

“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) such shares as to which such person or any of such person’s affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(c)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada; and

(d)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

[signature page follows]

DATED: __________________________________
(to be signed by a Director)